January 11, 2007

Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:   Essex Property Trust, Inc.
     Form 10-K for Fiscal year Ended December 31, 2005
     Filed March 14, 2006
     File No. 1-13106

Dear Ms. van Doorn:

We, Essex Property Trust Inc., (the “Company” or “Essex”), hereby respond to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter of January 5, 2007.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.

Form 10-K for fiscal year ended December 31, 2005

Item 9A. controls and Procedures, page 40

1.     We have read your response to prior comment 3.  Please confirm to us, if true, that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and that your officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of December 31, 2005.

We hereby confirm to the Staff that our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and that our officers concluded that our disclosure controls and procedures were effective at that reasonable assurance level as of December 31, 2005.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President and
Chief Financial Officer
Essex Property Trust, Inc.

cc:    Keith Guericke, Essex Property Trust, Inc.
      Stephen Schrader, Baker & McKenzie LLP